210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Publication of Preclinical Research on Synergistic Combination of
Chemotherapy with Oncolytic Virotherapy

CALGARY, AB, --- August 2, 2011 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that an international team of researchers has reported on a study in the online version of Molecular Therapy, a publication of The American Society of Gene and Cell Therapy, investigating the timing of chemotherapy delivery that optimizes the efficacy of systemic REOLYSIN®. The paper is entitled “Precise Scheduling of Chemotherapy Primes VEGF-producing Tumors for Successful Systemic Oncolytic Virotherapy,” authored by Kottke et al. The report describes when best to administer taxanes with reovirus to optimize viral delivery to the tumor mass. The researchers demonstrated that this drug combination was superior to either treatment alone, and were able to reproducibly cure nearly half of the treated animals by employing this optimized schedule of paclitaxel/REOLYSIN.

“This research supports and further rationalizes the dose schedules currently employed in our ongoing clinical efforts in the phase II and phase III setting,” said Dr. Matt Coffey, Chief Operating Officer of Oncolytics. “These data will allow us to refine our planned studies for additional tumor indications.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of the materials presented in “Molecular Therapy” with respect to REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com